SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated August 2, 2021.

City of Buenos Aires, August 2, 2021

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref.: Repurchase of Notes Report

Dear Sirs,

We hereby inform that YPF S.A. (the “Company”) has repurchased Class XII Notes (YMCDO) for a total amount of Ps.338,520,000 (three hundred thirty-eight million five hundred twenty thousand Argentine pesos) equivalent to a par value of US$3,500,000, which will be held in its portfolio. The Class XII Notes, maturing in June 2022, were issued by the Company in June 2020, under the Company’s Frequent Issuer regime. The repurchase has been made at an average price with accrued interest equivalent to 100.34% of their nominal value.

Yours faithfully,

Santiago Wesenack Market Relations Officer YPF S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 2, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer